Exhibit 99.1

Bit Digital, Inc. Announces Second Quarter of Fiscal Year 2022 Financial Results

NEW YORK, August 30, 2022 /PRNewswire/ -- Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a digital asset mining company headquartered in New York, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Financial Highlights for the Second Quarter 2022

●	Bitcoin mining revenue was $6.5 million for the second quarter of 2022. Revenue from Ethereum mining was $0.3 million.

●	The Company had cash, cash equivalents and restricted cash of $45.6 million, and total liquidity (defined as cash and digital assets) of approximately $72.6 million, as of June 30, 2022. Total assets were $179.0 million as of June 30, 2022. Shareholders’ equity amounted to $172.0 million as of June 30, 2022.

●	Non-GAAP loss* from operations was $0.8 million.

●	Non-GAAP net income** was $0.1 million, or $0.00 earnings per share.

*	Non-GAAP loss from operations excludes the impact of depreciation of property and equipment, and share-based compensation expense.

**	Non-GAAP net income excludes depreciation of property and equipment, share-based compensation expense, impairment of digital assets, gain from disposal of property and equipment, gain from sale of investment securities, and gain from sale of a subsidiary.

Operational Highlights for the Second Quarter 2022

●	The Company earned 197.28 bitcoins and 104.29 ETH during the quarter. Factors impacting production included the Company’s ongoing miner redeployment program, previously announced interruptions to certain hosting partners’ operations, growth in the overall bitcoin network hash rate, and the number of days in the quarter.

●	Treasury holdings of BTC and ETH were 860.57 and 313.56, with a fair market value of approximately $15.3 million and $0.3 million on June 30, 2022, respectively.

●	The Company owned 38,135 bitcoin miners and 731 Ethereum miners as of June 30, 2022, with an estimated maximum total hash rate of 2.7 EH/s and 0.3 TH/s, respectively.

●	In the second quarter, the Company signed a hash rate swap agreement pursuant to which the Company received miners rated at 0.625 EH/s in exchange for miners at 0.5 EH/s delivered from the Company to the counterparty, a 25% boost in favor of the Company.

●	As of June 30, 2022, the Company had received the previously announced 10,000-unit miner purchase from Bitmain. The Company currently has no outstanding payment obligations for miner purchases.

●	During the second quarter, the Company signed a new 20 MW hosting agreement with Coinmint LLC (“Coinmint”). All of this capacity has been delivered as of the date of this Report. The Coinmint facility utilizes power that is reported to be 90% emissions-free.

●

Subsequent to quarter end, the Company announced that it had finalized an agreement for 5 megawatts of incremental hosting capacity to power its miners. The facility is located in Canada and primarily utilizes hydroelectric energy.

●	Approximately 69% of our fleet’s run-rate electricity consumption was generated from carbon-free energy sources as of June 30, 2022, based on data provided by our hosts, publicly available sources, and internal estimates, demonstrating our commitment to sustainable practices in the digital asset mining industry.

●	The Company sold 903 MicroBT Whatsminer M21S bitcoin miners and 9 MicroBT Whatsminer M20S bitcoin miners during the quarter.

Management Commentary

“In the second quarter of 2022, we managed to modestly increase bitcoin production on a sequential basis despite the previously announced interruptions to certain hosting partners’ operations. Fortunately, our team is well versed when it comes to overcoming logistical hurdles. Our rapid response included signing a new hosting agreement with Coinmint for 20 MW of primarily carbon-free power and executing a hash rate swap agreement with another miner which provided for a 25% boost to our swapped hash rate. These actions helped propel our active hash rate to 1.06 EH/s by early July, which is nearly double where our active hash rate stood prior to the interruptions at the end of April.

Subsequent to quarter end, we also announced a new 5 MW hosting agreement with a provider in Canada at a location that is primarily hydro powered. The relatively small size speaks to our strategy of diversifying hosting to minimize site and counterparty risk. Importantly, this agreement not only advances our goal of becoming entirely carbon-free but is also expected to help reduce our weighted average cost of power.

The price of bitcoin decreased substantially during the second quarter, reducing industrywide margins, and forcing difficult decisions across the industry. Fortunately, our balance sheet remains strong, partially insulating us from short-term price movements and enabling us to advance our long-term vision. We ended the quarter with $45 million in cash, over $70 million in total liquidity, zero debt, and no outstanding miner purchase obligations. This provides us ample flexibility to continue deploying miners and canvas the market for opportunistic purchases at potentially distressed pricing.”

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Digital Asset Mining Business

We are a digital asset mining company with mining operations in the United States and Canada. We commenced our bitcoin mining business in February 2020, and commenced limited Ethereum mining operations in January 2022. Our mining operations, hosted by third party providers, use specialized computers, known as miners, to generate digital assets. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (generally known as “solving a block”) which helps support the blockchain. For every block added, the blockchain provides an award equal to a set number of digital assets per block. Miners with a greater hash rate generally have a higher chance of solving a block and receiving an award.

We operate our mining assets with the primary intent of accumulating digital assets which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of generally long delivery lead times to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), we may choose to acquire miners on the spot market, which can typically result in delivery within a few weeks. In parallel, we also enjoy strategic relationships with leading manufacturers, which we believe enables our access to ASICs on advantageous terms.

We have signed services agreements with third party hosting partners in North America. These partners operate specialized mining data centers, where they install and operate our miners and provide IT consulting, maintenance, and repair work on-site for us. Our mining facilities in Texas and Nebraska are maintained by Compute North LLC. Our mining facility in Georgia is maintained by Core Scientific, Inc. Our mining facilities in New York are maintained by Blockfusion USA, Inc. (“Blockfusion”), Coinmint LLC (“Coinmint”) and Digihost Technologies Inc. (“Digihost”). Our mining facility in Canada is maintained by Blockbreakers Inc.

We are a sustainability-focused digital asset mining company. On June 24, 2021, we signed the Crypto Climate Accord, a private sector-led initiative that aims to decarbonize the crypto and blockchain sectors.

On December 7, 2021, we became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

Miner Deployments

During the three and six months ended June 30, 2022, we continued to work with our hosting partners to deploy our miners in North America.

The Company signed a hash rate swap agreement with Riot Blockchain, Inc. (“Riot”) on June 9, 2022, and concurrently signed a new hosting agreement with Coinmint LLC (“Coinmint”). Under the hash rate swap agreement, the Company received an approximate aggregate of 0.625 EH/s of hash rate from Riot, in exchange for 0.500 EH/s. The first tranche of the swap was delivered to the Company on June 17, 2022, and the final tranche was delivered on July 1, 2022. As of July 2, 2022, all of the Company’s newly-acquired miners were actively deployed at the Coinmint facility.

As of June 30, 2022, 23% of our currently-owned fleet, or 8,990 bitcoin miners representing 0.76 Exahash (“EH/s”), was deployed in North America. As of July 31, 2022, 31% of our currently-owned fleet, or 12,044 bitcoin miners and 6 ETH miners representing 1.09 EH/s and 0.0 TH/s, respectively, was deployed in North America.

As of December 31, 2021, 27.8% of our currently-owned fleet, or 7,710 bitcoin miners representing 0.457 EH/s was deployed in North America.

Power and Hosting Overview

During the three and six months ended June 30, 2022, our hosting partners continued to prepare sites to deliver our contracted hosting capacity, bringing additional power online for our miners.

The	Company’s subsidiary, Bit Digital Canada, Inc., entered into a Mining Services Agreement (the “MSA”) effective June 1, 2022, for Blockbreakers, Inc. to provide five (5) MW of incremental hosting capacity at its facility in Canada. The facility utilizes an energy source that is primarily hydroelectric. The facility currently powers approximately 650 of the Company’s miners and is expected to accommodate up to 1,500 miners during the coming months.

On June 7, 2022, we entered into a Master Mining Services Agreement (the “MMSA”) with Coinmint LLC (“Coinmint”), pursuant to which Coinmint will provide the required mining colocation services for a one-year period automatically renewing for three-month periods unless earlier terminated. The Company will pay Coinmint electricity costs plus operating costs required to operate the Company’s mining equipment, as well as a performance fee equal to 27.5% of profit, subject to a ten percent (10%) reduction if Coinmint fails to provide Uptime of ninety-eight (98%) percent or better for any period. The Coinmint Facility operates in an upstate New York region that utilizes power that is reported to be 90% emissions-free. As of June 30, 2022, Coinmint provided approximately 20 MW of capacity for our miners.

As of June 30, 2022, Compute North provided approximately 20 MW of capacity for our miners. Our overall expected future hosting capacity with Compute North is approximately 48 MW. As previously announced, during the first quarter we signed a renewal hosting agreement extending the term of a prior agreement for an additional 5 years for approximately 6.5 MW of our total hosting capacity with Compute North. In April 2022, we amended and restated an additional existing hosting agreement for approximately 30 MW of our total hosting capacity with Compute North, to provide for deployment of our miners at a new site in Texas. The amendment did not materially change the total hosting capacity to be provided by Compute North.

In May 2022, our hosting partner Blockfusion USA, Inc. (“Blockfusion”) advised us that the substation at its Niagara Falls, NY facility was damaged by an explosion and fire, and power was cut off to approximately 2,515 of the Company’s bitcoin miners and approximately 710 ETH miners that had been operating at the site immediately prior to the incident. The explosion and fire are believed to have been caused by faulty equipment owned by the power utility. Blockfusion and the Company intend to pursue claims including seeking reimbursement for lost revenue. Prior to the incident, our facility with Blockfusion in Niagara Falls, New York provided approximately 9.4 MW to power our miners. As of June 30, 2022, our miners with Blockfusion are not actively hashing. The timing for power to be restored to the facility is expected to be restored in the third quarter of 2022.

In May 2022, our hosting partner Digihost Technology Inc. (“Digihost”) advised us that limited operations at its North Tonawanda plant would require 1,580 of the Company’s miners to temporarily go offline. As of the date of this report, power has already been partially restored and Digihost continues diligent efforts to restore power in full. Our facilities with Digihost in North Tonawanda and Buffalo, NY are expected to deliver an aggregate of 20 MW to power our mines upon completion and restoration of power. Additionally, Digihost has informed us that they continue to work to identify a location to fulfill the remaining 100 MW of contracted hosting capacity pursuant to our agreements.

As of June 30, 2022, our facility with Core Scientific in Georgia provided approximately 0.3 MW to power our miners.

Miner Fleet Update and Overview

As of December 31, 2021, we had 27,744 miners for bitcoin mining, with a total maximum hash rate of 1.60 EH/S.

As of June 30, 2022, we had 38,135 miners for bitcoin mining and 731 miners for Ethereum mining, with a total maximum hash rate of 2.7 EH/S and 0.3 TH/s, respectively.

Our fleet of owned miners comprised the following models as of June 30, 2022:

Model	Owned as of June 30, 2022
MicroBT Whatsminer M21S	15,293
Bitmain Antminer S19 Pro Series	12,005
MicroBT Whatsminer M20S	3,681
Bitmain Antminer S17	3,641
MicroBT Whatsminer M10	1,938
Bitmain Antminer T3	769
Bitmain Antminer T17+	500
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	44
MicroBT Whatsminer M50S	3
Total number for bitcoin miners	38,135
Innosilicon A10 series ETH miners	731
Total miners	38,866

On October 7, 2021, we contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an initial estimated cost of $65 million. Net of discounts, the Company paid $58 million for the order. As of June 30, 2022, the Company had received the previously announced 10,000-unit miner purchase from Bitmain. The Company currently has no outstanding payment obligations for miner purchases.

On March 27, 2022, we entered into Asset Purchase Agreements with each of four unaffiliated sellers of bitcoin mining computers, from whom we acquired an aggregate of 706 bitcoin miners on the spot market, including 184 S19 J Pro miners; 197 S19 miners; 197 S19 miners; and 128 S19/S19 Pro miners, respectively. The acquired miners were delivered during April 2022.

On June 9, 2022, the Company and Riot Blockchain, Inc. (“Riot”) entered into a Hashrate Swap Agreement (the “HSA”). The HSA provides for the exchange of cryptocurrency mining power (“Hashrate”) through the exchange of bitcoin mining computers. As additional consideration to the Company to exchange its factory-new miners for Riot’s operating miners, Riot agreed to deliver twenty-five (25%) percent more Hashrate to Bit Digital than Bit Digital will deliver to Riot. As a result of the HSA, the Company will receive an aggregate of 0.625 EH/s of Hashrate from Riot, in exchange for 0.500 EH/s. As of July 1, 2022, Riot has delivered 5,682 machines in exchange for our 4,984 machines.

The Company sold 1,003 MicroBT Whatsminer M21S miners and 9 MicroBT Whatsminer M20S miners during the six months ended June 30, 2022.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to June 30, 2022, we earned an aggregate of 3,967.23 bitcoins. The following table presents the number of bitcoins mined on a quarterly basis:

The following table presents our bitcoin mining activities for the six-month ended June 30, 2022.

	Number of bitcoins (1)	Amount (2)

Balance at December 31, 2021	808.23	$35,025,158
Receipt of BTC from mining services	391.76	14,533,217
Sales of and payments made in BTC	(339.42)	(14,900,799)
Realized gain on sale of BTC	-	3,692,990
Impairment of BTC	-	(23,044,783)
Balance at June 30, 2022	860.57	$15,305,783

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price obtained from CryptoCompare, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Several of our mining locations in the US and Canada provide access to partially carbon-free energy and other sustainability-related solutions, in varying amounts depending on location, including components of hydroelectric, solar, wind, nuclear and other carbon-free generation sources, based on information provided by our hosts and publicly available data, which we believe helps mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor and adopt an environmental policy to help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing sustainability, which we believe future-proofs our operations and the larger bitcoin network.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress. The process of problem-solving and verifying bitcoin transactions using advanced computers is energy intensive, and scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as a role model in our industry, responsibly stewarding digital assets.

We work with Apex Group Ltd, an independent ESG consultancy, with the goal of becoming one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainable practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we shift towards our goal of 100% clean energy usage.

On December 7, 2021, the Company became a member of the Bitcoin Mining Council (“BMC”), joining MicroStrategy and other founding members to promote transparency, share best practices, and educate the public on the benefits of bitcoin and bitcoin mining.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (“COVID-19”) a global pandemic. We operate in locations that have been impacted by COVID-19, and the pandemic has impacted and could further impact our operations and the operations of our customers as a result of quarantines, various local, state and federal government public health orders, facility and business closures, and travel and logistics restrictions. Conditions may improve or worsen as governments and businesses continue to take actions to respond to the risks of the COVID-19 pandemic. While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, we expect our business and results of operations may be materially and adversely affected. The Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of cryptocurrencies. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations and liquidity.

We continue to actively monitor the situation and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. The extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses.

Results of operations

Results of Operations for the Three Months Ended June 30, 2022 and 2021

The following table summarizes the results of our operations during the three months ended June 30, 2022 and 2021, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Three Months Ended June 30,		Variance
	2022	2021	in Amount
Revenue from digital asset mining	$6,815,000	$28,342,694	(21,527,694)

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(3,584,145)	(10,883,650)	7,299,505
Depreciation and amortization expenses	(5,322,120)	(2,348,657)	(2,973,463)
General and administrative expenses	(4,598,238)	(4,335,983)	(262,255)
Total operating expenses	(13,504,503)	(17,568,290)	4,063,787

(Loss) Income from Operations	(6,689,503)	10,774,404	(17,463,907)

Realized gain on exchange of digital assets	2,115,301	(3,503,845)	5,619,146
Impairment of digital assets	(13,639,386)	(9,045,007)	(4,594,379)
Gain from disposal of property and equipment	1,280,328	43,436	1,236,892
Other (expenses) income, net	(20,179)	493,519	(513,698)
Total other expenses, net	(10,263,936)	(12,011,897)	1,747,961)

Loss before income taxes	(16,953,439)	(1,237,493)	(15,715,946)

Income tax benefits (expenses)	(1,171,293)	(101,907)	(1,069,386)
Net loss	$(18,124,732)	$(1,339,400)	(16,785,332)

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended June 30, 2022, we received 197.28 bitcoins and 104.29 ETHs from one mining pool operator. As of June 30, 2022, our maximum hash rate was at an aggregate of 2.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the three months ended June 30, 2022, we recognized revenue of $6,501,590 and $313,410 from bitcoin mining services and ETH mining services, respectively.

For the three months ended June 30, 2021, we received 562.94 bitcoins from three mining pool operators. As of June 30, 2021, our maximum hash rate was 1.92 EH/s. For the three months ended June 30, 2021, we recognized revenue of $28,342,694 from bitcoin mining services.

Our revenues from digital asset mining services decreased by $21,527,694, or 76.0%, to $6,815,000 for the three months ended June 30, 2022 from $28,342,694 for the three months ended June 30, 2021. The decrease was primarily due to our migrated miners awaiting installation as part of our ongoing miner redeployment program, and a power cut-off to some miners hosted by Blockfusion and Digihost in May this year.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Cost of revenues

Cost of revenues was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented.

For the three months ended June 30, 2022, our cost of revenues was $3,584,145, representing a decrease of $7,299,505, or 67%, from $10,883,650 for the three months ended June 30, 2021. The decrease was primarily attributable to decreased utility costs as a result of our fleet being partially offline awaiting redeployment and the aforementioned power cut-off incidents.

We expect an increase in cost of revenues as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the three months ended June 30, 2022 and 2021, depreciation and amortization expenses were $5,322,120 and $2,348,657, respectively, based on an estimated useful miner life of 3 years.

General and administrative expenses

For the three months ended June 30, 2022, our general and administrative expenses, totaling $4,598,238, were primarily comprised of professional and consulting expenses of $1,141,355, salary and bonus expenses of $632,208, shared-based compensation expenses of $593,413 related to RSUs and share options granted to our employees, consultants, and director, directors and officers liability insurance expenses of $1,095,036, employee travel expenses of $284,662, and marketing expenses of $350,121.

For the three months ended June 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $1,763,602, transportation expenses of $482,231 to relocate certain miners from China to the US, payroll expenses of $627,973, directors and officers liability insurance expenses of $924,991, employee travel expenses of $252,296 and office expenses of $227,248.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the three months ended June 30, 2022, we recorded a gain of $2,115,301 from the exchange of 168.85 bitcoins  and 57.44 ETH. For the three months ended June 30, 2021, we recorded a loss of $3,503,845 from the exchange of 599.70 bitcoins.

Impairment of digital assets

Impairment of digital assets was $13,639,386 and $9,045,007 for the three months ended June 30, 2022 and 2021, respectively, which was recorded to reflect our digital assets at the lower of carrying value or fair value as of June 30, 2022 and 2021.

Gain from disposal of property and equipment

For the three months ended June 30, 2022, we sold 912 bitcoin miners to certain third party purchasers for a total consideration of $1,518,060. On the date of the transaction, the original cost and accumulated depreciation of these miners were $478,261 and $240,529, respectively. The Company recognized a gain of $1,280,328 from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”.

Income tax benefits (expenses)

Income tax expenses were $(1,171,293) for the three months ended June 30, 2022, which was comprised of income tax expenses of $(967,184) from our US operations, a tax expense of $(13,002) from our Hong Kong operations, a tax expense of $(121,925) from Canada, and an unrecognized tax benefit of $69,182 from our Hong Kong operations. The income tax expense from US operations and Canada operations are primarily driven by of the valuation allowance that the Company applied on its entire balance of deferred tax assets in the quarter ended June 30, 2022, resulting in an income tax expense of $849,949. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Income tax expense was $(101,907) for the three months ended June 30, 2021, which was comprised of income tax expenses of $(101,907) from our US operations. We did not have assessable profits in Hong Kong that is due to an offshore non-taxable claim lodged on the business profits, which is however subject to review and approval by the Hong Kong tax authority. In case the offshore non-taxable claim is disallowed, Bit Digital Hong Kong Limited (“BT HK”) might be in a tax loss position provided that the amount of expenditure on the computer equipment would be fully allowed by the Hong Kong tax authority as tax deduction.

Net loss and loss per share

For the three months ended June 30, 2022, our net loss was $18,124,732, representing a change of $16,785,332 from a net loss of $1,339,400 for the same period ended June 30, 2021.

Basic and diluted loss per share was $0.23 for the three months ended June 30, 2022. Basic and diluted loss per share was $0.03 for the three months ended June 30, 2021. Weighted average number of shares was 79,598,964 and 49,737,336 for the three months ended June 30, 2022 and 2021, respectively.

Results of Operations for the Six Months Ended June 30, 2022 and 2021

The following table summarizes the results of our operations during the six months ended June 30, 2022 and 2021, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Six Months Ended June 30,		Variance
	2022	2021	in Amount
Revenue from digital asset mining	$15,388,747	$72,295,744	(56,906,997)

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(7,852,396)	(23,351,378)	15,498,982
Depreciation and amortization expenses	(9,121,749)	(5,999,031)	(3,122,718)
General and administrative expenses	(8,870,933)	(6,561,153)	(2,309,780)
Total operating expenses	(25,845,078)	(35,911,562)	10,066,484

(Loss) Income from Operations	(10,456,331)	36,384,182	(46,840,513)

Realized gain on exchange of digital assets	3,752,324	6,952,652	(3,200,328)
Impairment of digital assets	(23,684,989)	(9,045,007)	(14,639,982)
Gain from disposal of property and equipment	1,454,896	43,436	1,411,460
Gain from sale of investment security	1,039,999	-	1,039,999
Other (expenses) income, net	(591,069)	495,710	(1,086,779)
Total other expenses, net	(18,028,839)	(1,553,209)	(16,475,630)

(Loss) Income before income taxes	(28,485,170)	34,830,973	(63,316,143)

Income tax benefits (expenses)	180,649	(384,049)	564,698
Net (loss) income	$(28,304,521)	$34,446,924	(62,751,445)

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed digital assets award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the six months ended June 30, 2022, we received 391.76 bitcoins and 293.55 ETHs from one mining pool operator. As of June 30, 2022, our maximum hash rate was at an aggregate of 2.7 EH/s and 0.3 TH/s for our bitcoin miners and ETH miners, respectively. For the six months ended June 30, 2022, we recognized revenue of $14,533,217 and $855,530 from bitcoin mining services and ETH mining services, respectively.

For the six months ended June 30, 2021, we received 1,576.34 bitcoins from four mining pool operators. As of June 30, 2021, our maximum hash rate was 1.92 EH/s. For the six months ended June 30, 2021, we recognized revenue of $72,295,744 from bitcoin mining services.

Our revenues from digital asset mining services decreased by $56,906,997, or 79%, to $15,388,747 for the six months ended June 30, 2022 from $72,295,744 for the six months ended June 30, 2021. The decrease was primarily due to our migrated miners awaiting installation as part of our ongoing miner redeployment program, and a power cut-off to some miners hosted by Blockfusion and Digihost in May this year.

We expect to continue to opportunistically invest in miners to increase our hash rate capacity.

Cost of revenues

Cost of revenues was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented.

For the six months ended June 30, 2022, our cost of revenues was $7,852,396, representing a decrease of $15,498,982, or 66%, from $23,351,378 for the six months ended June 30, 2021. The decrease was primarily attributable to decreased utility costs as a result of our fleet being partially offline awaiting redeployment and due to the aforementioned power cut-off incidents.

We expect an increase in cost of revenues as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the six months ended June 30, 2022 and 2021, depreciation and amortization expenses were $9,121,749 and $5,999,031, respectively, based on an estimated useful miner life of 3 years.

General and administrative expenses

For the six months ended June 30, 2022, our general and administrative expenses, totaling $8,870,933, were primarily comprised of professional and consulting expenses of $3,061,249, salary and bonus expenses of $1,233,229, shared-based compensation expenses of $1,057,313 related to RSUs and share options granted to our employees, consultants, and director and officer insurance expenses of $1,095,036, employee travel expenses of $415,194, and marketing expenses of $448,551.

For the six months ended June 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $2,717,387, transportation expenses of $1,149,462 to relocate certain miners from China to the US, payroll expenses of $979,335, director and officer insurance expenses of $924,991, travel expenses of $302,516 incurred by senior management, and office expenses of $324,610.

Realized gain on exchange of digital assets

Digital assets are recorded at cost less impairment. Any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the six months ended June 30, 2022, we recorded a gain of $3,752,324 from the exchange of 339.42 bitcoins and 86.83 ETH. For the six months ended June 30, 2021, we recorded a gain of $6,952,652 from the exchange of 1,256.29 bitcoins.

Impairment of digital assets

Impairment of digital assets was $23,684,989 and $9,045,007 for the six months ended June 30, 2022 and 2021, respectively, which was recorded to reflect our digital assets at the lower of carrying value or fair value as of June 30, 2022 and 2021.

Gain from sale of investment security

During the six months ended June 30, 2022, we sold a portion of our investment in one privately held company with cost of $666,666 for consideration of $1,706,665. We recognized a gain of $1,039,999 from the sale which was recorded in the account of “gain from sale of investment security”.

Gain from disposal of property and equipment

For the six months ended June 30, 2022, we sold 1,012 bitcoin miners to certain third-party purchasers for a total consideration of $1,730,860. On the date of the transaction, the original cost and accumulated depreciation of these miners were $529,645 and $253,681, respectively. The Company recognized a gain of $1,454,896 from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”.

Income tax benefits (expenses)

Income tax benefits were $180,649 for the six months ended June 30, 2022, which was comprised of income tax benefit of $377,959 from our US operations, unrecognized tax benefit of $(138,364) from our Hong Kong operations, tax expense of $(864) from our Hong Kong operations, and tax expense of $(58,082) from Canada operations. The unrecognized tax benefit is related to uncertain Hong Kong profits tax positions due to offshore non-taxable claim lodged on the business profits and tax deduction claim on share-based compensation which is however subject to review and approval by the Hong Kong tax authority.

Income tax expense was $(384,049) for the six months ended June 30, 2021, which was comprised of income tax expenses of $(384,049) from our US operations. We did not have assessable profits in Hong Kong that is due to an offshore non-taxable claim lodged on the business profits, which is however subject to review and approval by the Hong Kong tax authority. In case the offshore non-taxable claim is disallowed, Bit Digital Hong Kong Limited (“BT HK”) might be in a tax loss position provided that the amount of expenditure on the computer equipment would be fully allowed by the Hong Kong tax authority as tax deduction.

Net (loss) income and (loss) income per share

For the six months ended June 30, 2022, our net loss was $(28,304,521), representing a change of $62,751,445 from a net income of $34,446,924 for the same period ended June 30, 2021.

Basic and diluted loss per share was $(0.38) for the six months ended June 30, 2022. Basic and diluted net income per share was $0.70 for the six months ended June 30, 2021. Weighted average number of shares was 74,695,686 and 49,018,317 for the six months ended June 30, 2022 and 2021, respectively.

Non-GAAP Financial Measures

We are providing supplemental financial measures for (i) non-GAAP income from operations and (ii) non-GAAP net income. These supplemental financial measures are not measurements of financial performance under US GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate our business performance and to help make operating decisions. We believe that these non-GAAP financial measures are also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis.

The following is a reconciliation of non-GAAP income (loss) from operations, which excludes the impact of (i) depreciation of property and equipment, and (ii) share based compensation expenses, to its most directly comparable GAAP measures for the periods indicated:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Reconciliation of non-GAAP (loss) income from operations:
(Loss) Income from Operations	$(6,689,503)	$10,774,404	$(10,456,331)	$36,384,182
Depreciation and amortization expenses	5,322,120	2,348,657	9,121,749	5,999,031
Share based compensation expenses	593,413	-	1,057,313	453,472
Non-GAAP (Loss) Income from Operations	$(773,970)	$13,123,061	$(277,269)	$42,836,685

The following is a reconciliation of non-GAAP net income, which excludes the impact of (i) depreciation of property and equipment, (ii) share based compensation expenses, (iii) impairment of digital assets, (iv) gain from disposal of property and equipment, (v) gain from sale of investment security and (vi) gain from sale of a subsidiary, to its most directly comparable GAAP measures for the periods indicated:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Reconciliation of non-GAAP net income:
Net (loss) income	$(18,124,732)	$(1,339,400)	$(28,304,521)	$34,446,924
Depreciation and amortization expenses	5,322,120	2,348,657	9,121,749	5,999,031
Share based compensation expenses	593,413	-	1,057,313	453,472
Impairment of digital assets	13,639,386	9,045,007	23,684,989	9,045,007
Gain from disposal of property and equipment	(1,280,328)	(43,436)	(1,454,896)	(43,436)
Gain from sale of investment security	-	-	(1,039,999)	-
Gain from sale of a subsidiary	-	-	(52,383)	-
Non-GAAP Net Income	$149,859	$10,010,828	$3,012,252	$49,900,998

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Reconciliation of non-GAAP Basic and Dilutive (Loss) Earnings Per Share:
Basic and dilutive (loss) earnings per share	$(0.23)	$(0.03)	$(0.38)	$0.70
Depreciation and amortization expenses	0.07	0.05	0.12	0.12
Share based compensation expenses	0.01	-	0.01	0.01
Impairment of digital assets	0.17	0.18	0.32	0.18
Gain from disposal of property and equipment	(0.02)	-	(0.02)	-
Gain from sale of investment security	-	-	(0.01)	-
Gain from sale of a subsidiary	-	-	(0.00)	-
Non-GAAP basic and dilutive earnings per share	$0.00	$0.20	$0.04	$1.01

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing as well.

During April 4 through May 12, 2022, we issued an aggregate of 10,990,327 ordinary shares to Ionic Ventures LLC for gross proceeds of $22 million. The Company received net proceeds of $21 million after deducting commissions payable to broker-dealers.

As of June 30, 2022, we had working capital of $74,331,841 which includes digital assets of $26,945,910 as of June 30, 2022. Working capital is the difference between the Company’s current assets and current liabilities.

Revenue from Mining Operations

Funding our operations on a going-forward basis will rely significantly on our ability to continue to mine digital assets and the spot or market price of the digital assets we mine. We expect to generate ongoing revenues from the production of digital assets, primarily bitcoin, in our mining facilities. Our ability to liquidate digital assets at future values will be evaluated from time to time to generate cash for operations. Generating digital assets, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations. Furthermore, regardless of our ability to generate revenue from our digital assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of digital assets to maintain our operations is subject to many risks and uncertainties and, even if we are successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through digital asset production and successfully convert digital asset into cash or fund overhead with digital asset is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of digital asset rewards has been extremely volatile historically, and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our digital asset production when needed or secure additional sources of funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Six Months Ended June 30,
	2022	2021

Net Cash (Used in) Operating Activities	$(15,266,347)	$(4,821,979)
Net Cash (Used in) Provided by Investing Activities	(307,535)	2,852,912
Net Cash (Used in) Provided by Financing Activities	18,790,645	29,818,000
Cash, cash equivalents and restricted cash, beginning of period	42,398,528	405,133
Cash, cash equivalents and restricted cash, end of period	$45,615,291	$28,254,066

Operating Activities

Net cash used in operating activities was $15,266,347 for the six months ended June 30, 2022, derived mainly from (i) net loss of $28,304,521 for the six months ended June 30, 2022 adjusted for depreciation expenses of miners of $9,121,749, gain from exchange of digital assets of $3,752,324, impairment of digital assets of $23,684,989, and income from sale of investment security of $1,039,999, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in digital assets of $15,388,743 as rewards to us for the provision of mining services.

Net cash used in operating activities was $4,821,979 for the six months ended June 30, 2021, mainly derived from (i) net income of $34,446,924 from continuing operations for the six months adjusted for depreciation expenses of miners of $5,999,031, impairment of cryptocurrencies of $9,045,007 and issuance of ordinary shares to two service providers as promotion and marketing expenses of $933,098, and (ii) net of changes in our operating assets and liabilities, principally comprising of (a) an increase in cryptocurrencies of $78,531,704 as rewards to us for provision of mining services, and (b) an increase in accounts payable of $22,985,200, primarily because we paid maintenance services fees of $21,894,860 in cryptocurrencies.

Investing Activities

Net cash used in investing activities was $307,535 for the six months ended June 30, 2022, primarily attributable to purchases of bitcoin miners of $19,310,398 and exchange of USDC of $1,998,002, and loss of cash of $59,695 from sale of an inactive subsidiary, partially offset by cash proceeds of $19,252,500 from sales of digital assets, proceeds of $958,060 from sales of bitcoin miners, and proceeds of $850,000 from sale of a portion of long-term investment.

Net cash provided by investing activities was $2,852,912 for the six months ended June 30, 2021, primarily provided by cash proceeds of $3,539,450 from sales of digital assets, and netting off against purchases of bitcoin miners of $686,538.

Financing Activities

Net cash provided by financing activities was $18,790,645 for the six months ended June 30, 2022, primarily provided by net proceeds of $21,010,000 from direct offering with Ionic Ventures, an institutional investor, and partially offset by the payment of liquidated damage fees of $2,219,355 as the registration statement for resale of shares issued in one of our private placements was not declared effective by the SEC until January 25, 2021.

Net cash provided by financing activities was $29,818,000 for the six months ended June 30, 2021, primarily provided by net proceeds of $28,550,000 from direct offering with Ionic Ventures, and proceeds of $1,280,000 from the issuance of convertible notes to Ionic.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with US GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the unaudited condensed consolidated financial statements as of June 30.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2022 and December 31, 2021

(Expressed in US dollars, except for the number of shares)

	June 30,	December 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$44,295,291	$42,398,528
Restricted cash	1,320,000	-
Digital assets	26,945,910	51,112,146
Income tax receivable	171,362	-
Other current assets	5,695,638	3,050,616
Total Current Assets	78,428,201	96,561,290

Non-Current Assets
Investment security	333,334	1,000,000
Deposits for property and equipment	4,094,881	43,094,881
Property and equipment, net	89,995,943	32,489,158
Deferred tax assets	-	58,081
Other non-current assets	6,112,861	6,714,571
Total Non-Current Assets	100,537,019	83,356,691

Total Assets	$178,965,220	$179,917,981

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payables	$1,944,502	$2,608,899
Income tax payable	-	559,774
Other payables and accrued liabilities	2,151,858	1,875,933
Total Current Liabilities	4,096,360	5,044,606

Non-Current Liabilities
Deferred tax liabilities	-	462,372
Long-term income tax payable	2,905,640	2,767,276
Total Non-Current Liabilities	2,905,640	3,229,648

Total Liabilities	7,002,000	8,274,254

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and nil shares authorized, 1,000,000 and nil shares issued and outstanding of June 30, 2022 and December 31, 2021, respectively	9,050,000	9,050,000
Ordinary shares, $0.01 par value, 340,000,000 and 50,000,000 shares authorized, 82,420,171 and 69,591,389 shares issued and outstanding of June 30, 2022 and December 31, 2021, respectively	824,202	695,914
Treasury stock, at cost, 129,986 and 115,514 shares as of June 30, 2022 and December 31, 2021, respectively	(1,171,679)	(1,094,859)
Additional paid-in capital	211,441,705	182,869,159
Accumulated deficit	(48,181,008)	(19,876,487)
Total Shareholders’ Equity	171,963,220	171,643,727
Total Liabilities and Shareholders’ Equity	$178,965,220	$179,917,981

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE (LOSS) INCOME

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in US dollars, except for the number of shares)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Revenue from digital asset mining	$6,815,000	$28,342,694	$15,388,747	$72,295,744

Operating costs and expenses
Cost of revenue (exclusive of depreciation and amortization shown below)	(3,584,145)	(10,883,650)	(7,852,396)	(23,351,378)
Depreciation and amortization expenses	(5,322,120)	(2,348,657)	(9,121,749)	(5,999,031)
General and administrative expenses	(4,598,238)	(4,335,983)	(8,870,933)	(6,561,153)
Total operating expenses	(13,504,503)	(17,568,290)	(25,845,078)	(35,911,562)

(Loss) Income from Operations	(6,689,503)	10,774,404	(10,456,331)	36,384,182

Realized gain (loss) on exchange of digital assets	2,115,301	(3,503,845)	3,752,324	6,952,652
Impairment of digital assets	(13,639,386)	(9,045,007)	(23,684,989)	(9,045,007)
Gain from disposal of property and equipment	1,280,328	43,436	1,454,896	43,436
Gain from sale of investment security	-	-	1,039,999	-
Other (expense) income, net	(20,179)	493,519	(591,069)	495,710
Total other expenses, net	(10,263,936)	(12,011,897)	(18,028,839)	(1,553,209)

(Loss) Income before income taxes	(16,953,439)	(1,237,493)	(28,485,170)	34,830,973

Income tax (expenses) benefits	(1,171,293)	(101,907)	180,649	(384,049)
Net (loss) income and comprehensive (loss) income	$(18,124,732)	$(1,339,400)	$(28,304,521)	$34,446,924

Weighted average number of ordinary share outstanding
Basic and Diluted	79,598,964	49,737,336	74,695,686	49,018,317

Net (loss) income per share
Basic and Diluted	$(0.23)	$(0.03)	$(0.38)	$0.70

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

For the Three and Six Months Ended June 30, 2022 and 2021

(Expressed in U.S. dollars, except for the number of shares)

	Preferred Shares		Common Shares		Treasury	Additional paid-in	Retained earnings (Accumulated	Total stockholders’
	Shares	Amount	Shares	Par Value	Stocks	capital	deficits)	equity
Balance, December 31, 2020	-	$-	48,043,788	$480,438	$-	$53,219,626	$(15,700,489)	$37,999,575
Issuance of ordinary shares pursuant to a private placement	-	-	262,082	2,621	-	1,176,747	-	1,179,368
Net income	-	-	-	-	-	-	35,786,323	35,786,323
Balance, March 31, 2021	-	$-	48,305,870	$483,059	$-	$54,396,373	$20,085,834	$74,965,266
Issuance of ordinary shares pursuant to conversion of convertible note	-	-	279,662	2,797	-	1,277,203	-	1,280,000
Issuance of ordinary shares pursuant to direct offerings	-	-	5,240,477	52,405	-	28,497,595	-	28,550,000
Share based compensation in connection with issuance of ordinary shares	-	-	80,232	802	-	932,296	-	933,098
Issuance of ordinary shares in connection with share-based compensation	-	-	-	-	-	453,472	-	453,472
Net income	-	-	-	-	-	-	(1,339,400)	(1,339,400)
Balance, June 30, 2021	-	$-	53,906,241	$539,063	$-	$85,556,939	$18,746,434	$104,842,436

Balance, December 31, 2021	1,000,000	$9,050,000	69,591,389	$695,914	$(1,094,859)	$182,869,159	$(19,876,487)	$171,643,727
Withholding of ordinary shares for payment of employee withholding taxes	-	-	-	-	(76,820)	-	-	(76,820)
Issuance of ordinary shares in connection with share-based compensation	-	-	52,442	524	-	450,472	-	450,996
Issuance of share options in connection with share-based compensation	-	-	-	-	-	12,904	-	12,904
Net loss	-	-	-	-	-	-	(10,179,789)	(10,179,789)
Balance, March 31, 2022	1,000,000	$9,050,000	69,643,831	$696,438	$(1,171,679)	$183,332,535	$(30,056,276)	$161,851,018
Issuance of restricted shares in connection with share-based compensation	-	-	53,442	535	-	496,262	-	496,797
Issuance of ordinary shares in connection with share-based compensation	-	-	245,098	2,451	-	997,549	-	1,000,000
Share-based compensation in connection with share options to employees and consultant	-	-	-	-	-	92,605	-	92,605
Issuance of ordinary shares in connection with private placements with an institutional investor	-	-	10,990,327	109,903	-	20,900,097	-	21,010,000
Issuance of ordinary shares in exchange of bitcoin miners	-	-	1,487,473	14,875	-	5,622,657	-	5,637,532
Net loss	-	-	-	-	-	-	(18,124,732)	(18,124,732)
Balance, June 30, 2022	1,000,000	$9,050,000	82,420,171	$824,202	$(1,171,679)	$211,441,705	$(48,181,008)	$171,963,220

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2022 and 2021

(Expressed in US dollars)

	For the Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	$(28,304,521)	$34,446,924
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation of property and equipment	9,121,749	5,999,031
Gain from disposal of property and equipment	(1,454,896)	(43,436)
Realized gain on exchange of digital assets	(3,752,324)	(6,952,652)
Impairment of digital assets	23,684,989	9,045,007
Gain from sale of investment security	(1,039,999)	-
Share based compensation expenses in connection with issuance of restricted share units and share options	1,057,313	509,794
Share based compensation expenses in connection with issuance of ordinary shares	-	933,098
Liquidation damage expenses	619,355	-
Gain from divestiture of a subsidiary	(52,383)	-
Deferred tax (benefits) expenses	(404,291)	47,684
Changes in operating assets and liabilities:
Digital assets	(15,388,743)	(71,579,052)
Other current assets	(740,858)	(1,750,324)
Other non-current assets	601,710	-
Accounts payables	697,185	22,985,200
Income tax recoverable/payable	(731,092)	211,365
Long-term income tax payable	138,364	-
Other payables and accrued liabilities	682,095	1,325,382
Net Cash Used in Operating Activities	(15,266,347)	(4,821,979)

Cash Flows from Investing Activities:
Purchases of property and equipment	(19,310,398)	(686,538)
Proceeds from sales of property and equipment	958,060	-
Proceeds from sales of digital assets	19,252,500	3,539,450
Purchases of digital assets	(1,998,002)	-
Proceeds from disposal of long-term investment	850,000	-
Loss of cash in connection with divestiture of a subsidiary	(59,695)	-
Net Cash (Used in) Provided by Investing Activities	(307,535)	2,852,912

Cash Flows from Financing Activities:
Payment of liquidated damages related to private placement transactions	(2,219,355)	-
Proceeds from issuance of ordinary shares under private placements, net of issuance costs	21,010,000	-
Proceeds from issuance of ordinary shares under direct offering	-	28,550,000
Proceeds from issuance of convertible notes, net of issuance costs	-	1,280,000
Repayment of borrowings to related parties	-	(12,000)
Net Cash Provided by Financing Activities	18,790,645	29,818,000

Effect of exchange rate changes on cash and cash equivalents	-	-
Net decrease in cash, cash equivalents and restricted cash	3,216,763	27,848,933
Cash, cash equivalents and restricted cash, beginning of period	42,398,528	405,133
Cash, cash equivalents and restricted cash, end of period	$45,615,291	$28,254,066

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$734,150	$125,000

Non-cash Transactions of Investing and Financing Activities
Collection of USDC from private placement	$-	$1,179,368
Receivable due from three third parties for sales of miners	$-	$5,410,349
Investment in an investment security in USDC	$-	$(1,000,000)
Purchases of property and equipment in USDT	$-	$(17,503,910)
Purchases of property and equipment in USDC	$(1,658,980)	$(895,893)
Purchases of property and equipment by issuance of ordinary shares	$(5,637,532)	$-
Receipt of property and equipment which were prepaid	$39,000,000	$-
Payable for purchases of property and equipment	$(1,297,598)	$-
Payment of deposits on equipment in BTC	$-	$(9,327,997)
Repayment of USDC to a related party	$-	$(329,722)
Receivable due from a third party for sales of investment security	$856,665	$-
Collection of USDC from sales of property and equipment	$712,800	$-

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2022 and 2021

(Expressed in US dollars)

Reconciliation of cash, cash equivalents and restricted cash

	June 30,	December 31,
	2022	2021
Cash and cash equivalents	$44,295,291	$42,398,528
Restricted cash	$1,320,000	$-
Cash, cash equivalents and restricted cash	$45,615,291	$42,398,528

The accompanying notes are an integral part of these consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the digital asset mining business through its wholly owned subsidiaries in the United States and Canada.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Bit Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in digital asset mining business	100% owned by Bit Digital, Inc.
Bit Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining related business	100% owned by Bit Digital, Inc.
Bit Digital Strategies Limited (“BT Strategies”)	● A Hong Kong company ● Incorporated on June 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Bit Digital Singapore PTE. LTD. (“BT Singapore”)	● A Singapore company ● Incorporated on July 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.

Disposition of Golden Bull USA

On June 3, 2019, Golden Bull USA, Inc. was incorporated in the State of New York as a wholly-owned subsidiary of the Company. This entity was formed to develop a car rental business in the United States, which never commenced and was terminated. On March 16, 2022, the Company entered into a Share Purchase Agreement with Star Choice Investments Limited (“Star Choice”), an unrelated Hong Kong entity. Pursuant to the agreement, Star Choice agreed to purchase one hundred (100%) percent of the outstanding shares of Golden Bull USA, Inc. for $10.00 and other good and valuable consideration. The sale was completed on March 16, 2022.

On the same date, the parties completed all of the share transfer registration procedures as required by the laws of New York State and all other closing conditions had been satisfied. As a result, the disposition contemplated by the agreement was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Golden Bull USA and assumed all assets and obligations of Golden Bull USA. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the business of Golden Bull USA, nor to the purchaser.

Management believes that the disposition of Golden Bull USA does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposition is not accounted as discontinued operations in accordance with ASC 205-20 (see Note 14).

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 15, 2022.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021. The results of operations for the three and six months ended June 30, 2022 and 2021 are not necessarily indicative of the results for the full years.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of digital assets is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, deposits, other receivables, accounts payable, due to related parties, accounts payable and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 9).

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Digital assets

Digital assets (including bitcoin, ETH and USDC) are included in current assets in the accompanying unaudited condensed consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying unaudited condensed consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying unaudited condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the unaudited condensed consolidated statements of operations and comprehensive (loss) income. The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted stock units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

In April 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 and 2021 were not retroactively adjusted.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of June 30, 2022 or on the statements of operations for the three and six months ended June 30, 2022.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. This guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2020-06 on its consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	June 30,	December 31,
	2022	2021

BTC	$15,305,783	$35,025,158
USDC	11,355,060	15,829,464
ETH	285,067	257,524
Total	$26,945,910	$51,112,146

For the three months ended June 30, 2022, the Company recognized impairment loss of $13,639,386 on digital assets, consisting of $13,157,696 on BTC and $481,690 on ETH, respectively. For the three months ended June 30, 2021, the Company recognized impairment loss of $9,045,007 on digital assets, consisting of $8,985,662 on BTC and $59,345 on ETH, respectively.

For the six months ended June 30, 2022, the Company recognized impairment loss of $23,684,989 on digital assets, consisting of $23,044,783 on BTC and $640,206 on ETH, respectively. For the six months ended June 30, 2021, the Company recognized impairment loss of $9,045,007 on digital assets, consisting of $8,985,662 on BTC and $59,345 on ETH, respectively.

Additional information about digital assets

The following table presents additional information about BTC for the six months ended June 30, 2022 and 2021, respectively:

	For the Six Months Ended June 30,
	2022	2021

Opening balance	$35,025,158	$6,237,917
Receipt of BTC from mining services	14,533,217	72,295,744
Sales of BTC in exchange of cash	(13,752,700)	(3,539,450)
Payment of BTC for service charges from mining facilities	(1,117,458)	(21,894,860)
Payment of BTC as deposits for miners	-	(9,327,997)
Payment of BTC for other expenses	(30,641)	(480,172)
Exchange of BTC into USDC and USDT	-	(20,751,835)
Lending of BTC to a third party	-	97,772
Realized gain on exchange of BTC	3,692,990	6,952,652
Impairment of BTC	(23,044,783)	(8,985,662)
Ending balance	$15,305,783	$20,604,109

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DIGITAL ASSETS (CONTINUED)

The following table presents additional information about ETH for the six months ended June 30, 2022 and 2021, respectively:

	For the Six Months Ended June 30,
	2022	2021

Opening balance	$257,524	$-
Receipt of ETH from mining services	855,530	-
Purchases of ETH on spot market	-	289,668
Payment of ETH for service charges from mining facilities	(244,133)	-
Payment of ETH for other expenses	(2,982)	-
Realized gain on exchange of ETH	59,334	-
Impairment of ETH	(640,206)	(59,345)
Ending balance	$285,067	$230,323

The following table presents additional information about USDC for the six months ended June 30, 2022 and 2021, respectively:

	For the Six Months Ended June 30,
	2022	2021

Opening balance	$15,829,464	$56,005
Collection of USDC from exchange of cash and other digital assets	1,998,002	1,430,305
Receipt of USDC from private placements	-	1,179,368
Receipt of USDC from sales of property and equipment	712,800	-
Collection of customer deposits and other fees	232,337	-
Sales of USDC in exchange of cash	(5,494,300)	-
Payment of USDC for transportation expenses	(1,658,980)	-
Investment in an investment security	-	(1,000,000)
Payment of USDC for other expenses	(264,263)	(433,919)
Purchases of miners	-	(895,893)
Repayment of borrowings from a related party	-	(329,722)
Ending balance	$11,355,060	$6,144

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DIGITAL ASSETS (CONTINUED)

The following table presents additional information about USDT for the six months ended June 30, 2022 and 2021, respectively:

	For the Six Months Ended June 30,
	2022	2021

Opening balance	$-	$-
Addition from exchange of BTC	-	19,321,530
Collection from sales of miners	-	474,480
Purchases of miners	-	(17,503,910)
Payment of deposits to service providers	-	(782,526)
Payment of services	-	(1,071,386)
Purchases of ETH	-	(289,668)
Ending balance	$-	$148,520

4. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	June 30,	December 31,
	2022	2021

Deposits (a)	$3,381,684	$2,981,684
Prepaid marketing expenses	806,259	-
Prepaid director and officer insurance expenses	365,350	-
Receivable from sales of investment security (Note 6)	856,665	-
Office rental deposit	41,493	41,793
Others	244,187	27,139
Other current assets	$5,695,638	$3,050,616

(a)	As of June 30, 2022 and December 31, 2021, the balance of deposits represented the deposits made to four service providers respectively, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	June 30,	December 31,
	2022	2021

Miners for Bitcoin	$99,643,713	$33,268,859
Miners for ETH	5,829,019	5,829,019
Less: accumulated depreciation	(15,476,789)	(6,608,720)
Property and equipment, net	$89,995,943	$32,489,158

For the six months ended June 30, 2022, the Company sold 1,012 miners for bitcoins for a total consideration of $1,730,680. On the dates of the transaction, the total original cost and accumulated depreciation of these miners were $529,645 and $253,681, respectively. The Company recognized a gain of $1,454,896 from the sale of miners which was recorded in the account of “gain from disposal of property and equipment”. As of the date of this report, the Company has collected the cash consideration of $958,060 and USDC consideration of 712,800.

For the three months ended June 30, 2022 and 2021, depreciation expenses were $5,322,120 and $2,348,657, respectively. For the six months ended June 30, 2022 and 2021, depreciation expenses were $9,121,749 and $5,999,031, respectively.

6. INVESTMENT SECURITY

During the six months ended June 30, 2021, the Company made an investment of $1,000,000, in the form of USDC, in one privately held company, over which the Company neither has control nor significant influence through investment in ordinary shares.

During the six months ended June 30, 2022, the Company sold two-thirds (2/3) of the investment for consideration of $1,706,665. The Company recognized a gain of $1,039,999 from the sale of investment security which was recorded in the account of “gain from sale of investment security”. As of the date of this report, the Company has received the full payment.

For the three and six months ended June 30, 2022 and 2021, the Company did not record upward adjustments or downward adjustments on the investment. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of June 30, 2022 and December 31, 2021, the Company did not recognize impairment against the investment security.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. OTHER NON-CURRENT ASSETS

Other noncurrent assets were comprised of the following:

	June 30,	December 31,
	2022	2021

Deposits (a)	$6,013,321	$6,714,571
Others	99,540	-
Other non-current assets	$6,112,861	$6,714,571

(a)	As of June 30, 2022 and December 31, 2021, the balance of deposits represented the deposits made to service providers respectively, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due over 12 months from the effective date of the agreement.

8. SHARE-BASED COMPENSATION

Share-based compensation such as RSUs, incentive and non-statutory stock options, restricted shares, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”) and 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”). An aggregate of 2,415,293 RSUs were granted under the 2021 Plan and no ordinary shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 ordinary shares reserved for issuance under the Company’s 2021 Second Plan, under which 35,000 RSUs and 325,000 share options have been granted to employees and a consultant as of June 30, 2022.

Restricted Stock Units (“RSUs”)

As of December 31, 2021, the Company had 178,676 awarded and unvested RSUs. For the three and six months ended June 30, 2021, the Company granted 24,000 RSUs to one consultant and the RSU was subject to six-month vesting schedule.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the six months ended June 30, 2022 is as follows:

	Number of RSUs	Weighted average grant date fair value

Awarded and unvested as of January 1, 2022	178,676	$13.67
Granted	24,000	$3.75
Vested	(111,484)	$11.79
Awarded and unvested as of June 30, 2022	91,192	$13.54
Expected to vest as of June 30, 2022	91,192	$13.54

As of June 30, 2022, there were $960,928 of unrecognized compensation costs related to all outstanding RSUs. These amounts are expected to be recognized over a weighted average period of 0.58 years.

For the three and six months ended June 30, 2022, the Company recognized share-based compensation expense of $498,321 and $951,805 in connection with the above RSU awards.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE-BASED COMPENSATION (CONTINUED)

Share options

On March 16, 2022, the Company granted 225,000 share options to three employees under 2021 Second Plan. All of these share options are subject to a 24-month service vesting schedule, and vest 1/24 for each month at an exercise price of $3.17 which was determined by reference to the closing price on grant date.

On April 1, 2022, the Company granted 100,000 share options to one consultant under 2021 Second Plan. All of these share options are subject to a 3-year vesting schedule, and vest 1/12 for each quarter at an exercise price of $3.60.

The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. For the three and six months ended June 30, 2022, the Company recognized share-based compensation expenses of $95,093 and $105,509, respectively. As of June 30, 2022, there were $737,201 of unrecognized compensation costs related to all outstanding share options.

The following table summarized the share option activities for the six months ended June 30, 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (in years)

Options outstanding on December 31, 2021	—	—	—
Granted	325,000	$3.30	2.31
Forfeited	—	—	—
Expired	—	—	—
Exercised	—	—	—
Options outstanding on June 30, 2022	325,000	$3.30	2.02
Vested and exercisable on June 30, 2022	36,458	3.27	2.02
Vested and expected to vest on June 30, 2022	325,000	$3.30	2.02

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. SHARE CAPITAL

Ordinary shares

As of December 31, 2021, there were 69,591,389 ordinary shares issued and outstanding.

During the six months ended June 30, 2022, 93,884 ordinary shares were issued to the Company’s officers, employees and consultants in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Plan.

During the second quarter of 2022, 12,000 ordinary shares were issued to a consultant in settlement of an equal number of fully vested restricted stock units awarded to such individuals by the Company pursuant to grants made under the Company’s 2021 Second Plan.

In April 2022, the Company issued 245,098 ordinary shares to a market service provider, at fair value of $1.0 million. The marketing service would be provided for a period of 12 months from issuance of shares.

In April 2022, the Company issued 1,487,473 ordinary shares, at fair value of $5.6 million, to purchase certain bitcoin miners.

During April 4 through May 12, 2022, the Company issued an aggregate of 10,990,327 ordinary shares to Ionic Ventures LLC for gross proceeds of $22 million. The Company received net proceeds of $21 million after deducting commissions payable to broker-dealers.

As of June 30, 2022, there were 82,420,171 ordinary shares issued and outstanding.

Preferred shares

As of June 30, 2022 and December 31, 2021, there were 1,000,000 preferred shares issued and outstanding.

The preference shares are entitled to the following preference features: 1) an annual dividend of 8% when declared by the Board of Directors; 2) a liquidation preference of $10.00 per share; 3) convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; 4) rank senior to ordinary shares in insolvency; and 5) solely for voting purposes vote 50 ordinary shares, for each preference share.

Treasury stock

The Company treats shares withheld for tax purposes on behalf of employees in connection with the vesting of restricted share grants as ordinary share repurchases because they reduce the number of shares that would have been issued upon vesting. For the six months ended June 30, 2022, the Company withheld 14,472 shares of its ordinary shares that were surrendered to the Company for withholding taxes related to restricted stock vesting valued at $76,820, based on fair value of the withheld shares on the vesting date. As of June 30, 2022 and December 31, 2021, the Company had treasury stock of $1,171,679 and $1,094,859, respectively.

Warrants

As of June 30, 2022 and December 31, 2021, the Company had outstanding 10,118,046 private placement warrants to purchase an aggregate of 10,118,046 ordinary shares at an exercise price of $7.91 per whole share.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

The fair value of the warrants was estimated at $33.3 million using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

As of October 4, 2021

Volatility	192.85%
Stock price	7.59
Expected life of the warrants to convert	3.81
Risk free rate	0.97%
Dividend yield	0.0%

10. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

After all bitcoin miners were migrated to North America, BT HK operates under a cost-plus model for its general and administration services provided and is currently reimbursed by Bit Digital USA Inc. starting in fiscal year 2022. The Company is currently engaging a third-party service provider to perform a benchmark study for transfer pricing purpose. Currently the mark-up percentage for the general and administration services provided by BT HK is estimated to be 7% and the Company will update the percentage, if necessary, once the benchmark study is finalized. The Company does not expect any material impact as a result of change on the mark-up.

Our subsidiaries in Hong Kong are taxed at a reduced rate of 8.25% for assessable profits not exceeding 2 million HKD and the remaining assessable profits will be taxed at the standard tax rate of 16.5% under Hong Kong profits tax.

According to ASC Topic 740, Income Taxes, (“ASC 740”), the uncertainty in income taxes shall be recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Based on the Company’s evaluation, the Company believes that its income tax positions are more-likely-than-not to be sustained upon audit.

By virtue of the territorial source system adopted in Hong Kong, BT HK is in the process of applying for the Offshore Non-taxable Claim on its bitcoin mining income earned for the three and six months ended June 30, 2022 and 2021 under Hong Kong profits tax with the Hong Kong Inland Revenue Department (“HKIRD”) on the ground that the said income is not arising in or derived from Hong Kong. Given the Offshore Non-taxable Claim is still subject to review and agreement by the HKIRD and there are uncertainties surrounding the claim as well as the Company’s stock-based compensation deduction tax position, the Hong Kong subsidiary recorded an unrecognized tax benefit of $69,182 and $138,364, respectively, as long-term income tax expenses for the three and six months ended June 30, 2022. The Hong Kong subsidiary did not record an unrecognized tax benefit for the three and six months ended June 30, 2021. The tax expense of $69,182 and $138,364 is recognized for the incremental penalty accrued on the existing unrecognized tax benefits for the three and six months ended June 30, 2022.

For the three and six months ended June 30, 2022, BT HK recorded current income tax expense of $13,002 and $864 for its taxable income.

For the three and six months ended June 30, 2022, BT Strategies generated a pre-tax loss of $2,527,549 and $3,291,277, respectively, and did not recognize income tax expenses for the relevant periods.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

United States of America

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Inflation Reduction Act. No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

For the three and six months ended June 30, 2022, the Company is subject to US federal income taxes and withholding taxes, state income taxes and franchise taxes, primarily from Nebraska and Texas. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continues to expand its business in the United States. The Company has not been under any tax examination in the United States since inception.

For the three and six months ended June 30, 2022 and 2021, the Company incurred income tax and withholding tax benefits (expenses) as below:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021

Federal income tax benefits	$140,658	$67,739	$380,203	$292,668
State income tax benefits (expenses)	(1,107,842)	18,641	(2,244)	75,854
Total	$(967,184)	$86,380	$377,959	$368,522

Canada

The Company is subject to both federal and provincial income taxes for its business operation in Canada for the three and six months ended June 30, 2022.

For three and six months ended June 30, 2022 and 2021, the Company incurred Canada federal and state income tax benefits as below:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021

Federal income tax (expenses)	$(79,516)	$-	$(37,879)	$-
State income tax (expenses)	(42,409)	-	(20,203)	-
Total	$(121,925)	$-	$(58,082)	$-

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. The Company generated a pre-tax loss of $3,060 and $6,111 for the three and six months ended June 30, 2022, and did not recognize tax expense for the relevant periods.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

Deferred Tax Assets/Liabilities

The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of June 30, 2022, the Company applies a full valuation allowance on the deferred tax assets of Bit Digital USA, Inc. and Bit Digital Canada, Inc.

Unrecognized Tax Benefits

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. For the three and six months ended June 30, 2022, the Company recorded an unrecognized tax benefit of $69,182 and $138,364, respectively, related to its HK operations and the Company will continue to review its tax positions and provide for unrecognized tax benefits as they arise. For the three and six months ended June 30, 2021, the Company did not record an unrecognized tax benefit.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. (LOSS) EARNINGS PER SHARE

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Net (loss) income	$(18,124,732)	$(1,339,400)	$(28,304,521)	$34,446,924

Weighted average number of ordinary share outstanding
Basic and Diluted	79,598,964	49,737,336	74,695,686	49,018,317

Net (loss) income per share
Basic and Diluted	$(0.23)	$(0.03)	$(0.38)	$0.70

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary share were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

For the three and six months ended June 30, 2022, the unvested RSUs, warrants, options and convertible preferred shares were excluded from the calculation of diluted earnings per share because they were anti-dilutive. For the three and six months ended June 30, 2021, the Company had no dilutive shares.

12. RELATED PARTIES

During the Company’s normal business operations in the six months ended June 30, 2021, the Company fully repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC, and repaid the balance of $7,000 to one shareholder.

On March 21, 2022, the Company and an officer of the Company entered into a Confidential Settlement, General Release and Separation Agreement (the “Agreement”) with a former employee (the “Employee”). The Employee asserted various disputes, which the Company settled for a sum of $500,000. The parties entered into a non-disclosure agreement and agreed to mutual non-disparagement. The Board of Directors of the Company has retained counsel to review the matter. As of the date of this Report, the counsel has completed their review and investigation. The Company is in the process of implementing their recommendations on our policies and procedures.

As of June 30, 2022 and December 31, 2021, the Company had no outstanding balances due from or due to related parties.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONTINGENCIES

On January 20, 2021, a securities class action lawsuit was filed against the Company and its former Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed, substantially identical on January 26, 2021, titled, Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv- 00721). Several other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our ordinary shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead counsel. We have filed a motion to dismiss the lawsuits and will continue to vigorously defend the action.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

14. DISPOSITION OF GOLDEN BULL USA

On March 16, 2022, the Company into a share purchase agreement (the “Disposition SPA”) with Star Choice Investments Limited (“Star Choice”), an unrelated Hong Kong entity (the “Purchaser”). Pursuant to the Disposition SPA, the Purchaser purchased Golden Bull USA in exchange for nominal consideration of $10.00 and other good and valuable consideration. Golden Bull USA has been inactive since May 2021. The disposition was closed on the same date.

On the same date, the parties completed all of the share transfer registration procedures as required by the laws of State of New York and all other closing conditions had been satisfied. As a result, the disposition contemplated by the Disposition SPA was completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Golden Bull USA and assumed all assets and obligations of Golden Bull USA. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the business of Golden Bull USA, nor to the Purchaser.

Golden Bull USA has been inactive since May 2020. It did not generate revenues or incur any operating expenses since then. On disposal date, Golden Bull USA had total assets of $72,196 and total liabilities of $124,569, with negative net assets of $52,373, the absolute value accounted for 0.03% of the unaudited consolidated net assets of the Company as of March 31, 2022. The Company recorded a gain of $52,383 from the termination in the account of “other income, net” in the consolidated statements of operations and comprehensive (loss) income.

Management believes that the disposition of Golden Bull USA does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposition is not accounted as discontinued operations in accordance with ASC 205-20.

15. SUBSEQUENT EVENTS

As part of its goal of enhancing its treasury management process, the Company has selected Nine Blocks Capital Management SEZC Limited (“Nine Blocks”), an institutionally focused digital assets manager managing a digital assets market neutral fund. On August 1, 2022, the Company entered into a subscription agreement with Nine Blocks Offshore Feeder Fund (the “Fund”) for investment of $2.0 million. The selection includes a direct investment into the Nine Blocks Master Fund, a digital assets market neutral fund using basis trading, relative value, and special situations strategies. Henri Arslanian, Co-Founder and Managing Partner of Nine Blocks, currently serves as an advisor to Bit Digital.

Nine Blocks was set up by Nine Mast Capital Management, the investment manager of market neutral hedge fund with over $1 billion in assets under management. Nine Blocks is registered with the Cayman Islands Monetary Authority (CIMA) and has received its Provisional Approval from Dubai’s Virtual Assets Regulatory Authority (VARA).

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this news release. Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Actual results and the timing of events in this news release includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and may prevent the Company from operating its assets; the ability to establish new facilities for bitcoin mining in North America; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2021 and other documents disclosed under the Company’s filings at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.